

February 22, 2023

Kevin Hogan
President and Chief Executive Officer
Corebridge Financial, Inc.
2919 Allen Parkway, Woodson Tower
Houston, TX 77019

> **Re: Corebridge Financial, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 10, 2023**
> **CIK No. 0001889539**

Dear Kevin Hogan:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:     Eric T. Juergens